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April 15, 2002                                                   EXHIBIT 99


Securities and Exchange Commission
450 5/th/ Street, N.W. Washington D.C. 20549

Ladies and Gentlemen,

Arthur Andersen LLP (Andersen), our independent public accountant, has represented to us that its audit of our consolidated financial statements as of December 31, 2001 and its audit of our financial statements of Mikohn Nevada as of December 31, 2001, were subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagements were conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audits, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audits.

Very truly yours,

/s/ Donald S. Stevens
Executive Vice President, Treasurer
and Chief Financial Officer